

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Michael Stornant
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, MI 49351

   Re: Wolverine World Wide, Inc.
     Form 10-K for the Fiscal Year Ended January 1, 2022
     Form 8-K furnished August 10, 2022
     Response dated July 25, 2022
     File No. 001-06024

Dear Mr. Stornant:

  We have reviewed your July 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2022 letter.

Response letter Dated July 26, 2022

Note 18. Business Segments, page 66

1. Please tell us and disclose the factors used in determining you have two operating and reportable segments. Refer to ASC 280-10-50-21. Please explain in detail how the lower-level operating results (e.g., net revenues and gross profit) included in your Monthly Internal Financial Statements provided to the CODM and the revenue information by brand provided in your earnings release are not indicative of your operating segments being at a lower level than your reportable segments.

2. We note from your response to comment one that the brand information included in your Monthly Internal Financial Statements included Net Revenue; Gross Profit; Selling,

General and Administrative Expense; and Pre-Tax Earnings. Please provide us with Net Revenue and Gross Profit information by brand for the periods presented in your filing. To the extent there is variation in profit margins across your various brands, please provide a discussion regarding whether or not this indicates that the brands have dissimilar economic characteristics.

3. You state in your response that Mr. Hoffman meets with brand presidents to discuss the specific brands' products in the current market and future products, marketing programs and inventory demand planning. Please tell us who makes key operating decisions on an ongoing basis, including those decisions relating to generation of revenue and incurrence of expenses. Discuss the information that is used to make these decisions.

4. Please describe the compensation arrangements of the brand presidents and general managers, including the portion of their compensation that is based on the results of the brand and the significance of that brand's performance relative to other benchmarks. In addition, describe Mr. Hoffman's compensation arrangement in greater detail.

5. We note that your process to prepare the budget includes a detailed process built up to the operating segments and consolidated level. Please tell us if budgets are prepared for each of your brands and, if so, who prepares and approves the brand budgets.

Form 8-K furnished August 10, 2022

Exhibit 99.1 Earnings Release, page 11-12

6. We note that the Non-GAAP measures Adjusted Operating Profit, Adjusted Operating Margin, and Adjusted EPS for the Q2 2021 period, include an adjustment for air freight charges related to production and shipping delays caused by the COVID-19 pandemic. While the increases may have been perceived as temporary, we believe your inbound and outbound freight costs represent a normal and recurring operating expense and is not an appropriate adjustment when considering Question 100.01 of the C&DI on non-GAAP Financial Measures. Please revise to remove these adjustments.

   You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing